

March 14, 2012

Via E-mail
Robert J. Myers
Chief Executive Officer
Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, IA 50021

> **Re:** **Casey's General Stores, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2011**
> **Filed June 28, 2011**
> **File No. 001-34700**

Dear Mr. Myers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended April 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 18

1. We note your discussion of earnings per share for the quarter and year end excluding the effect of fees related to the unsolicited offer from Alimentation Couche-Tard and/or expenses pertaining to your recapitalization plan. We additionally note that you have presented and discussed these adjusted earnings per share amounts in your Forms 10-Q and earnings releases. Since the excluded expenses are presented on a pre-tax basis and EPS is a post-tax measure, please clearly quantify the tax effect of such items included in your non-GAAP EPS figures and explain how the tax impact was calculated. Furthermore, when discussing these non-GAAP measures in regards to your fourth

quarter, please disclose the weighted average number of shares outstanding used in your calculation. Please also ensure you provide the applicable disclosures required by Regulation G and Item 10(e) of Regulation S-K in your filings. In particular, you may be required to explain why management believes presentation of these non-GAAP measures is useful information to investors and how management uses the non-GAAP measures.

2. Please clearly disclose how you calculate the change in same store sales from period to period, including how you treat relocated and remodeled stores as well as stores that were closed during the period.

Fiscal 2011 Compared with Fiscal 2010, page 19

3. We note your disclosure on page 19 that during fiscal 2010 you received an approximate $1.5 million "rebate of contractual amounts of credit card transaction fees which should have been recorded in prior periods." Please explain the nature of this adjustment to us. Specifically indicate whether or not it represents the correction of an error and, if so, clarify how you determined recording the adjustment during fiscal 2010 did not result in the material misstatement of any quarterly or annual financial statements.

Critical Accounting Policies, page 22

Long-Lived Assets, page 22

4. We note your statement that an impairment loss is recognized to the extent the carrying value of the assets are less than their estimated fair value. Please confirm that you meant to state an impairment loss is recognized to the extent that carrying value exceeds fair value and revise future filings as necessary. Please also apply this comment to your significant accounting policy in footnote 1 for store closings and asset impairments on page 34.

Item 8. Financial Statements and Supplementary Data, page 27

Note 1. Significant Accounting Policies, page 33

Operations, page 33

5. Please tell us and disclose in future filings the factors used to identify your reportable segments and whether operating segments have been aggregated. See ASC 280-10-50-21a. In your response, please also tell us how you determined your operating segment(s) and, if applicable, how they met the aggregation criteria of ASC 280-10-50-11. Since you present total revenue and gross profit for your gasoline, grocery & other merchandise, prepared food & fountain, and other product categories and these products appear to have dissimilar gross margins, please explain how you considered your product categories under the operating and reportable segment guidance of ASC 280.

Inventories, page 33

6. Please address the following items regarding your inventory accounting policies and disclosures:

    *   We note your disclosure on page 22 that cost for your merchandise inventories "is determined through the use of the last-in, first-out (LIFO) method applied to inventory values determined primarily by the FIFO method for warehouse inventories." Please clarify what you mean by this statement and revise your disclosures accordingly. For example, please disclose, if true, that your accounting system uses FIFO but you use LIFO for financial and income tax reporting.

    *   We note that your inventory table on page 33 includes "Merchandise" and "Merchandise LIFO reserve" line items. Please tell us whether or not the "Merchandise" line item represents the value of your merchandise inventory on a FIFO basis. If so, please remove the LIFO reserve line item from your table, present only one merchandise inventory line item, and separately disclose the excess of replacement or current cost over stated LIFO value pursuant to Rule 5-02(6)(c) of Regulation S-X.

    *   Tell us and disclose if you had any material LIFO liquidations during the periods presented. See SAB Topic 11:F.

7. We note that you account for vendor rebates in the form of "rack display allowances" as a reduction in cost of sales. Please explain to us the nature of these allowances and clarify why they do not represent reimbursements of specific, incremental, identifiable costs incurred by you in selling the vendor's products under ASC 605-50-45-13b.

Note 4. Preferred and Common Stock, page 38

8. We note your stock option rollforward on page 39. Please tell us if this table includes grants of stock options only or if it also includes grants of restricted stock units. Please additionally tell us how the amounts granted in this table reconcile to the narrative summary on page 38.

Signatures, page 53

9. The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please refer to the Signature Page and General Instruction D to Form 10-K, and revise future filings to

include the signatures of your principal financial officer and principal accounting officer, in the second signature section of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Jennifer Thompson
Accounting Branch Chief